

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Eric Dosch
Chief Financial Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, Louisiana 70401

      Re: First Guaranty Bancshares, Inc.
            Registration Statement on Form S-3
            Filed September 30, 2020
            File No. 333-249169

Dear Mr. Dosch:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance